1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com ________________________________________
WENDY ROBBINS FOX wendy.fox@dechert.com +1 202 261 3390 Direct

July 18, 2006

Christian T. Sandoe, Esq.

Senior Counsel

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Aberdeen Australia Equity Fund, Inc. (the “Fund”)
File Nos. 811-04438 & 333-133618

Dear Mr. Sandoe:

We are writing this letter on behalf of the Fund in response to comments provided by you on May 26, 2006 with respect to the Fund’s registration statement (the “Registration Statement”) on Form N-2 filed with the Securities and Exchange Commission on April 28, 2006 (“4/28/06 Form N-2”). Your comments on the 4/28/06 Form N-2 and the Fund’s responses are set forth below.

PROSPECTUS

Prospectus Summary - Investment Policies (Page 6)

1. Comment. The first sentence states that the Fund normally invests at least 80% of its net assets, plus borrowings for investment purposes, in common, preferred and convertible stock listed on the ASX. As securities listed on the ASX may be principally traded in markets outside of Australia and may not otherwise be economically tied to the economic fortunes and risks of Australia, please adopt a policy to invest, under normal circumstances, at least 80% of the value of the Fund’s assets in investments that are tied economically to Australia. See Rule 35d-1 under the Investment Company Act.

Response. As stated in the Registration Statement, the Fund’s principal investment objective is long-term capital appreciation through investment primarily in equity securities of Australian companies (emphasis added) listed on the ASX. On June 19, 2002, the Fund’s Board of Directors adopted the following investment policy in order to comply with Rule 35d-1 under the Investment Company Act:

For as long as the name of the Fund remains Aberdeen Australia Equity Fund, Inc., it shall be the policy of the Fund normally to invest at least 80% of its net

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Christian T. Sandoe, Esq. July 18, 2006 Page 2

assets plus the amount of any borrowings for investment purposes, in equity securities, consisting of common stock, preferred stock and convertible stock, listed on the Australian Stock Exchange Limited. This 80% investment policy is a non-fundamental policy of the Fund and may be changed by the Board of Directors upon 60 days prior written notice to shareholders.

At the June 7, 2006 meeting of the Fund’s Board of Directors, the Board clarified this non-fundamental investment policy to mirror the Fund’s primary investment objective and to reflect the Fund’s practice of investing at least 80% of its net assets in equity securities of Australian companies listed on the ASX. For these purposes, Australian companies means companies that are tied economically to Australia. The investment policy as adopted by the Board provides:

For as long as the name of the Fund remains Aberdeen Australia Equity Fund, Inc., it shall be the policy of the Fund normally to invest at least 80% of its net assets plus the amount of any borrowings for investment purposes, in equity securities, consisting of common stock, preferred stock and convertible stock, of Australian companies (emphasis added) listed on the Australian Stock Exchange Limited. For these purposes, “Australian companies” means companies that are tied economically to Australia. This 80% investment policy is a non-fundamental policy of the Fund and may be changed by the Board of Directors upon 60 days prior written notice to shareholders.

The Prospectus has been revised (pages 3-4 and 15) to reflect this clarified investment policy and (page 15) to list the criteria that will be considered in determining if a company is “tied economically” to Australia.

Prospectus Summary - Risks - Concentration (Page 7)

2. Comment. The third sentence states that, as of April 13, 2006, 32.2% of the Fund’s net assets were invested in the financial sector. Please describe in this section the risks of investments in the financial sector.

Response. The Prospectus has been revised (page 5) to discuss the risks associated with investments in the financial sector.

Fund Expenses (Page 11)

3. Comment. Please move the Administration Fees line item to a sub-category of Other Expenses or include these fees in Management Fees and delete this line item. See Instruction 7(a) to Item 3.1 of Form N-2.

Christian T. Sandoe, Esq. July 18, 2006 Page 3

Response. The Prospectus has been revised (page 9) so that the administrative fees are disclosed as “Other Expenses.”

STATEMENT OF ADDITIONAL INFORMATION

Control Persons and Principal Holders of Securities (Page 10)

4. Comment. The table in the third paragraph identifies Bankgesellschaft Berlin AG (“BGB”) as the beneficial owner of 3,697,750 shares of the Fund. The third sentence of the second paragraph states, however, that BGB has only economic beneficial ownership of 477,750 shares and has the right to acquire 3,220,000 shares of the Fund through options which are only exercisable on July 3, 2006. Please explain to us why BGB is deemed to be the beneficial owner of the 3,220,000 shares for which it holds an option to acquire in the future.

Response. As stated in the 4/28/06 Form N-2, this disclosure was based solely on information contained in amendments to BGB’s Statement on Schedule 13D with respect to the Fund’s shares filed by BGB on December 28, 2005 and April 20, 2006. The disclosure quoted BGB’s statement contained in its amended Schedule 13D that, “pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, [BGB] deems itself to beneficially own the shares that may be acquired upon exercise of the [o]ptions.” On July 13, 2006, BGB filed an amendment to its Statement on Schedule 13D indicating that, on July 3, 2006, it exercised over-the-counter call options to purchase 810,000 shares, 810,000 shares and 685,991 shares of the Fund’s Common Stock, and that over-the-counter call options to purchase 800,000 shares and 114,009 shares of the Fund’s Common Stock were cancelled on such date. According to BGB’s July 13, 2006 filing, as of July 3, 2006, BGB was the beneficial owner of 2,783,741 shares of the Fund’s Common Stock. The Statement of Additional Information (pages 13-14) has been revised to reflect the foregoing.

Considerations in Approving Renewal of Management Agreement and Advisory Agreement (Page 11)

5. Comment. The first sentence of the first bullet point in the second paragraph states that the annual management fee rate paid by the Fund to the Investment Manager for investment management services was within a “reasonable range” relative to the effective advisory fee rates of a Peer Group compiled by Lipper. As the phrase “reasonable range” is vague, please specify in this section how the fee rate paid by the Fund compared to its Peer Group. In addition, the second sentence states that the Fund’s fee rate was below the weighted average for a subset of the Funds in the Peer Group. Please identify in this section the subset of the Fund’s Peer Group.

Response. The Statement of Additional Information has been revised (page 16) to specify how the fee rate paid by the Fund compared to its Peer Group and to identify the subset of the Fund’s Peer Group for which the Fund’s fee rate was below the weighted average.

6. Comment. The first sentence of the second bullet point states that the Board of Directors were satisfied with the nature, quality and extent of the services provided by the Advisers. As the disclosure that follows does not describe the nature, quality and extent of the services provided by the Advisers, please describe the nature, quality and extent of the services provided by the

Christian T. Sandoe, Esq. July 18, 2006 Page 4

Advisers in this section and explain why the Board was satisfied with the nature, quality and extent of these services. As conclusory statements will not be deemed to be sufficient disclosure, please relate the factors to the specific circumstances of the Fund and the contract. See Instruction 6(f) to Item 23 of Form N-2.

Response. The Statement of Additional Information has been revised (page 17) to disclose that, in addition to the other elements noted, the Committee, the Independent Directors and the Board also considered the Fund’s absolute and relative performance and its expense ratio, all of which they found to have a direct bearing on a determination of the quality of the advisory services provided and that based on these materials, they determined that the advisory services provided were extensive in nature and of high quality.

7. Comment. The fourth sentence of the third bullet point states that the Committee, the Independent Directors and the Board received and reviewed information as to the Fund’s total return for each of the last five fiscal years as compared with the total returns of each of the funds in the Peer Group, as well as with the Australian-domiciled open-ended fund. In addition the last sentence states that the Committee, the Independent Directors and the Board further reviewed information as to the Fund’s discount/premium ranking relative to the Peer Group for the one, two, five and seven year periods ended October 31, 2005. Please describe in this section how the Fund’s total return compared to the other funds in the Peer Group and the Australian-domiciled open-ended fund and how the discount/premium ranking compared relative to the Peer Group (e.g., top quartile).

Response. The Statement of Additional Information has been revised (page 17) to disclose that for each of the last five fiscal years the Fund’s total returns ranked from 2nd to 12th out of the 22 funds in the Peer Group and that the Fund’s total returns during each of the years in this period were higher than, or within 150 basis points of, the returns of the Australian-domiciled open-ended trust (before deducting expenses and withholding taxes). The Statement of Additional Information has also been revised (page 17) to disclose that for each of the one, two, five and seven year periods ended October 31, 2005, the Fund’s discount/premium ranking ranged from 6th to 11th out of the 22 funds in the Peer Group.

8. Comment. The fourth bullet point states that the Fund’s expense ratio was comparable to the average of the expense ratios of the funds within the Peer Group. As the term “comparable” is vague, please specify in this section how the Fund’s expense ratio compared.

Christian T. Sandoe, Esq. July 18, 2006 Page 5

Response. The Statement of Additional Information has been revised (page 17) to disclose that the average of the expense ratios of the funds in the Peer Group was 1.771% and that the Fund’s expense ratio ranked the 12th lowest out of the 22 funds in the Peer Group.

9. Comment. The fifth bullet point states that that the profits the Advisers received were reasonable without describing the basis for this conclusion. As conclusory statements will not be considered sufficient disclosure, please relate the factor to the specific circumstances of the Fund and the contract. See Instruction 6(f) to Item 23 of Form N-2.

Response. The Statement of Additional Information has been revised (page 17) to disclose that the Committee, the Independent Directors and the Board considered the profitability levels in light of their collective commercial experience and business judgment, and also considered that the level of profitability was within the range that courts in the past had found to be acceptable when considering the propriety of investment advisory fees paid by registered investment companies.

GENERAL COMMENTS

10. Comment. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response. We have attempted to comply with this comment, where applicable.

11. Comment. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response. No response required.

12. Comment. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

Response. We will identify to you supplementally any information omitted from the form of prospectus included with the Registration Statement in reliance on Rule 430A.

13. Comment. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Christian T. Sandoe, Esq. July 18, 2006 Page 6

Response. In 1998, the Fund obtained an order under section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), granting an exemption from section 19(b) and rule 19b-1 under the 1940 Act, permitting the Fund to make up to four distributions of net long-term capital gains in any one taxable year, so long as it maintains in effect a distribution policy with respect to its Common Stock calling for quarterly distributions of an annually adjusted percentage of its net asset value. The order was subject to a condition providing for its termination upon the effective date of a registration statement under the Securities Act of 1933 for any future public offering by the Fund of its shares, subject to certain exceptions, unless the Fund has received from the staff of the SEC written assurance that the order will remain in effect. On July 13, 2006, the Fund received written assurance from the staff of the SEC that the exemptive order will remain in effect, subject to the undertaking that shares (including any shares sold pursuant to the exercise of an over-allotment option granted by the Fund to the underwriters) are sold in the public offering only within the eight-week period immediately following the record date of the most recent quarterly distribution, and that once the offering has been completed, the Fund cannot make any further public offerings of newly-issued shares or rights offerings for at least one year.

14. Comment. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response. This response letter, which accompanies the filing of a pre-effective amendment pursuant to Rule 472 under the Securities Act, complies with comment no. 14.

15. Comment. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Christian T. Sandoe, Esq. July 18, 2006 Page 7

Response. In connection with any request for acceleration of the effective date of the Registration Statement, the Fund will furnish an accompanying letter containing the acknowledgements requested in comment no. 15.

A copy of Pre-Effective Amendment No. 1 to the Registration Statement, exclusive of exhibits, marked to indicate changes from the 4/28/06 Form N-2, is annexed for your information.

If you have questions or comments regarding this letter or the accompanying Pre-Effective Amendment No. 1 to the Fund’s Registration Statement, please contact the undersigned at 202-261-3390.

Sincerely yours,

/S/ WENDY ROBBINS FOX
Wendy Robbins Fox